United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

April 1, 2019

By EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Charles Guidry, Attorney-Advisor, Division of Corporation Finance

Re:	United Natural Foods, Inc. Registration Statement on Form S-3 (File No. 333-230570)

Dear Mr. Guidry:

Reference is made to the Registration Statement on Form S-3 (File No. 333-230570) filed by United Natural Foods, Inc. on March 28, 2019 (the “Registration Statement”).  Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

[Signature page follows]

Very truly yours,

United Natural Foods, Inc.

/s/ Jill E. Sutton
Jill E. Sutton
Chief Legal Officer, General Counsel and Corporate Secretary